MEMORANDUM
TO:	Alberto Zapata Dave Manion U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel
DATE:	June 14, 2018
SUBJECT:
Response to comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on May 14, 2018, relating to the reorganization of the JNL Interest Rate Opportunities Fund into JNL Conservative Allocation Fund, each a series of the Jackson Variable Series Trust (the "Registrant")
File No.: 333-224909

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comments to the Registration Statement received via telephone on May 31, 2018 and June 11, 2018.

The comments are repeated below in italics, with responses immediately following. The defined terms used in this letter have the same meaning as in the Registration Statement.

A.	General Comments

1.	Please disclose the timing requirements of the mailing of the shareholder notice and meeting date.

RESPONSE: Please note that the Registrant is using the "full-set delivery" option for the proxy statements (i.e., sending the notice, full proxy statement, and proxy cards together). The Registrant's bylaws require not less than 7 days' notice to shareholders.

2.
On page 14 of the combined proxy statement/prospectus, please include disclosure in the "Board Considerations" section that provides for the business rationale of the Reorganization per Item 4 (a)(3) of Form N-14. Additionally, please also include this language in the letter to Contract Owners.

RESPONSE: The Registrant has updated the disclosure.

3.
In the fifth paragraph of the letter to Contract Owners in the combined proxy statement/prospectus, please disclose what factors could delay the closing date and what impact delaying the closing date would have on shareholders.

RESPONSE: The Registrant has updated the disclosure.

4.	Please confirm or update the bracketed information throughout combined proxy statement/prospectus.

RESPONSE: The Registrant has confirmed and updated the disclosure, as appropriate.

5.
On page 4 of the combined proxy statement/prospectus, please confirm that the fees presented in the Annual Fund Operating Expenses table are the most current fees, and if not, please update to reflect a more current time period, as applicable.

RESPONSE: The Registrant has updated the disclosure.

6.
On page 5 of the combined proxy statement/prospectus, please include a narrative discussion of the similarities and differences of these strategies before the table in the "Comparison of Investment Objectives and Principal Investment Strategies" section per Item 3(c) of Form N-14.

RESPONSE: The Registrant has updated the disclosure.

7.
On page 8 of the combined proxy statement/prospectus, please include a narrative discussion of the similarities and differences of these risks before the table in the "Comparison Principal Risk Factors" section per Item 3(c) of Form N-14.

RESPONSE: The Registrant has updated the disclosure.

8.	On page 13 of the combined proxy statement/prospectus, in the "Description of the Securities to be Issued" section, please confirm the distribution fees are the same for both Funds.

RESPONSE: The Registrant has updated the disclosure.

9.	On page 15 of the combined proxy statement/prospectus, in the "Board Considerations" section, please include disclosure describing any adverse considerations by the Board.

RESPONSE: The Registrant has updated the disclosure.

10.	Please add disclosure in the combined proxy statement/prospectus stating which fund will be the accounting and performance survivor.

RESPONSE: The Registrant has updated the disclosure to include this representation in the letter to Contract Owners, the "Comparative Performance Information" section, and the "Financial Highlights" section of the combined proxy statement/prospectus (in addition to the existing reference in the "Pro Forma Financial Information" section, beginning on page C-2).

11.
On page 17 of the combined proxy statement/prospectus, in the section entitled "Management Fees" please confirm that the Statement of Additional Information was supplemented to reflect the sub-advisory fee schedule as disclosed.

RESPONSE: The Registrant notes that while the Statement of Additional has been supplemented after April 30, 2018, no sub-advisory fee schedules are contained in the N-1A Registration Statement as neither Fund has a sub-adviser.

B.	Accounting Comments

1.	Please add disclosure in the combined proxy statement/prospectus stating which fund will be the accounting and performance survivor.

RESPONSE: The Registrant has updated the disclosure to include this representation in the letter to Contract Owners, the "Comparative Performance Information" section, and the "Financial Highlights" section of the combined proxy statement/prospectus (in addition to the existing reference in the "Pro Forma Financial Information" section, beginning on page C-2).

2.
In the fifth bullet point on page 3 of the combined proxy statement/prospectus, please explain the impact of the transaction costs, if any, associated with the liquidation of 50% of the Acquired Fund's portfolio.

RESPONSE: The Registrant has updated the disclosure.

3.
Please confirm supplementally that the fees and expenses reflected on page 4 of the Proxy Statement, in the "Comparative Fee and Expense Tables" section, are the current fees and expenses for each Fund.  Additionally, please include disclosure on page 4 of the combined proxy statement/prospectus, stating that the fees and expenses reflected are the current fees and expenses for each Fund.

RESPONSE: The Registrant confirms that the fees and expenses in the "Annual Fund Operating Expenses" table are the current fees and expenses. Additionally, the Registrant has also revised the disclosure to state this.

4.
On page 4 of the combined proxy statement/prospectus, in the "Comparative Fee and Expense Tables" section, please include disclosure explaining why the expenses ratios in the combined proxy statement/prospectus differ from those included in the those provided in the Registrant's December 31, 2017 Annual Report.

RESPONSE: The Registrant has updated the disclosure.

5.
On page 12 of the combined proxy statement/prospectus, in the "Capitalization" table, please either expand the net asset values for the Class I shares or footnote to explain that the figures are rounded.

RESPONSE: The Registrant has updated the disclosure.

6.
On page C-2 of the combined proxy statement/prospectus, in the "Pro Forma Financial Information" section, please include the information from the estimated fees footnote and valuation disclosure as provided in the Registrant's December 31, 2017 Annual Report.

RESPONSE: The Registrant has updated the disclosure.

7.
On page C-2 of the combined proxy statement/prospectus, in the "Pro Forma Financial Information" section, please explain the impact of the transaction costs, if any, associated with the liquidation of 50% of the Acquired Fund's portfolio.

RESPONSE: The Registrant has updated the disclosure.

8.
On page C-2 of the combined proxy statement/prospectus in the "Pro Forma Financial Information" section, please provide additional information regarding the part of the Acquired Fund's portfolio that will be liquidated in connection with the Reorganization

RESPONSE: The Registrant has updated the disclosure.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

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